Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed consolidated financial statements and related notes included in Exhibit 99.1. This discussion and other parts of this report contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Report and our Quarterly Report on Form 10-Q and our annual report on Form 10-K for the fiscal year ended December 31, 2022 under Forward-Looking Statements and Item 1A–Risk Factors, filed with the SEC on March 29, 2023.

Overview

On December 9, 2022, the Company completed its De-SPAC Business Combination with VIYI. VIYI became our wholly-owned subsidiary. The Company changed its name to “MicroAlgo Inc.” in connection with the consummation of the Business Combination.

MicroAlgo is dedicated to the development and application of bespoke central processing algorithms. We provide comprehensive solutions to our business customers by integrating central processing algorithms with software or hardware, or both, thereby helping them increase their number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of our services include algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services.

Central processing algorithms refer to a range of computing algorithms, including analytical algorithms, recommendation algorithms, and acceleration algorithms. The businesses engaged in internet advertisement, game development, intelligent chip design, finance, retail, and logistics depend on the ability to efficiently process and analyze data with optimized computing software and hardware capable of handling the data workload. Bespoke central processing algorithms suitable to each customer’s distinct needs help them achieve this purpose.

In the mid-to-long term, we will continue to adhere to our strategic mindset. By improving upon each iteration of our one-stop intelligent data management solutions made possible by our proprietary central processing algorithm services, we can help customers to enhance their service efficiency and make model innovations in business, and actively enhance the industry value of the central processing algorithm services in the general field of data intelligent processing industry.

Results of Operations

Understanding Our Results of Operations

We currently operate in two segments and generates revenue by providing (i) central processing algorithm services and (ii) intelligent chips and services. Please see our condensed consolidated financial statements included elsewhere in this annual report.

Revenues

Our revenues consist of (i) providing central processing algorithm solutions, including internet advertising solutions, internet games services, and (ii) intelligent chips and services revenues.

Cost of Revenues

Cost of revenue for our central processing algorithm solutions for the internet advertisement algorithm services, internet games services comprised of (i) costs paid to channel providers and shared costs with content providers based on the profit-sharing arrangements, (ii) third party consulting services expenses and (iii) compensation expenses for the Our professionals.

Cost of revenue for our intelligent chip and services consists primarily of the costs of products sold and third-party software development costs.

Selling Expenses

Our selling expenses consist primarily of (i) compensation for selling personnel and (ii) travel expenses for its sales representatives.

General and Administrative Expenses

Our general and administrative expenses consist primarily of (i) compensation for its management and administrative personnel, (ii) expenses in connection with its operation supporting functions such as legal, accounting, consulting and other professional service fees, and (iii) office rental, depreciation, and other administrative related expenses.

Research and Development Expenses

Our research and development expenses include salaries and other compensation-related expenses to our research and product development personnel, outsourced subcontractors, as well as office rental, depreciation, and related expenses for our research and product development team.

Results of Operations for the Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Revenue

For the Six Months Ended June 30, 2022 and 2023, the Company’s revenue was RMB 345,774,201 and RMB 263,642,156, respectively. The decrease in revenue between periods resulted in our shift in focus to providing services, and due to the overall industry impact of chip control and logistics chain, revenue from smart chip products has decreased, which resulted in a decrease of revenue generated from products. The Company primarily generates its revenue through the provision of services.

	June 30, 2022	June 30, 2023	June 30, 2023	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Central processing advertising algorithm services	260,914,275	253,706,643	36,635,280	(2.8)
Sales of intelligent chips	84,859,926	9,935,513	1,434,690	(88.3)
Total revenues	345,774,201	263,642,156	38,069,970	(23.8)

Cost of Revenue

For the Six Months Ended June 30, 2022 and 2023, the Company’s cost of revenue was RMB 276,424,458 and RMB 183,095,184, respectively. Cost of revenue decreased in correlation with our decrease in revenue.

	June 30, 2022	June 30, 2023	June 30, 2023	Variance
	RMB	RMB	USD	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Central processing advertising algorithm services	195,787,710	173,201,125	25,010,270	(11.5)
Sales of intelligent chips	80,636,748	9,894,059	1,428,704	(87.7)
Total cost of revenues	276,424,458	183,095,184	26,438,974	(33.8)

Gross Profit

The Company’s gross profit increased by approximately RMB 11.2 million, from approximately RMB 69.3 million for the six months ended June 30, 2022, to approximately RMB 80.5 million (USD 11.6 million) during the six months ended June 30, 2023. For the six months ended June 30, 2022, and 2023, The Company’s overall gross margin was 20.1% and 30.6%, respectively.

The Company’s gross profit and gross profit margin from its major business segments are summarized as follows:

	For the Six Months Ended June 30,
	2022	2023	2023	Variance
	RMB	RMB	USD	Amount/%
	(Unaudited)	(Unaudited)	(Unaudited)
Central processing algorithm services
Gross profit	65,126,565	80,505,518	11,625,010	15,378,953
Gross margin	25.0%	31.7%		23.6%
Intelligent chips and services
Gross profit	4,223,178	41,454	5,986	(4,181,724)
Gross margin	5.0%	0.4%		(99.0)%
Total
Gross profit	69,349,743	80,546,972	11,630,996	11,197,229
Gross margin	20.1%	30.6%		16.1%

Operating Income (loss)

For the Six Months Ended June 30, 2022, the Company had an operating income of RMB 14,349,131. For the Six Months Ended June 30, 2023, the Company had an operating loss of RMB 20,569,197. The decrease in operating income is mainly due to our increased investment in research and development of central processing algorithm technology, resulting in a significant increase in research and development expenses.

The improvement of central processing algorithm technology can significantly reduce operating costs and increase the Gross margin of our services.

Research and Development Expenses

For the Six Months Ended June 30, 2022 and 2023, the Company’s expended RMB 40,202,571 and RMB 92,239,461 in research and development, respectively. The increase in research and development is in line with the Company’s focus in developing better and more efficient bespoke algorithms.

General and administrative Expenses

For the Six Months Ended June 30, 2022 and 2023, the Company had general and administrative expenses of RMB 12,257,955 and RMB 7,638,938, The decrease in management expenses is due to a decrease in amortization of intangible assets.

Net Income (loss)

For the Six Months Ended June 30, 2022, the Company had a net income of RMB 15,229,323. For the Six Months Ended June 30, 2023, the Company had a net loss of RMB 42,010,860.

Liquidity and Capital Resources

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Month Ended June 30
	2022	2023	2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	2,216,206	(45,618,590)	(6,587,332)
Net cash (used in) provided by investing activities	18,269,079	1,553,336	224,302
Net cash provided by (used in) financing activities	4,164,177	(123,487,247)	(17,831,578)
Effect of exchange rate change on cash, cash equivalents and	5,513,861	8,517,609	640,093
Change in cash, cash equivalents and restricted cash	30,163,323	(159,034,892)	(23,554,515)
Cash, cash equivalents and restricted net assets, beginning of period	272,368,599	297,710,673	42,746,270
Cash, cash equivalents and restricted net assets, end of period	302,531,922	138,675,781	19,191,755

In assessing our liquidity, we monitor and analyse our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations. At the end of the period ended June 30, 2023, the Company had cash and cash equivalents of RMB 138,675,781. Our working capital was approximately RMB 319,812,345 as of June 30, 2023. We believe our revenues and operations will continue to grow and the current working capital is sufficient to support our operations and debt obligations as they become due one year through report date.

On December 29, 2022, following the consummation of our Business Combination, we received net cash proceeds of $20.7 million, net of certain transaction costs.

We are subject to risks and uncertainties frequently encountered by early-stage companies including, but not limited to, the uncertainty of successfully developing products, securing certain contracts, building a customer base, successfully executing business and marketing strategies, and hiring appropriate personnel.

To date, we have been funded primarily by cash flow generated from operations, interest-free advances from our Parent prior to the closing of the Business Combination, and the net proceeds we received through the Business Combination. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition, and ability to achieve our intended business objectives.

Cash Flows used by Operating Activities:

For the Six Months Ended June 30, 2022, net cash provided by operating activities of RMB 2,216,206. For the Six Months Ended June 30, 2023, net cash used in operating activities was RMB 45,618,590. The increase of cash used in operating activities is due to the increase of prepayments and accounts payable.

Cash Flows used by Investing Activities:

For the Six Months Ended June 30, 2022, and 2023, our net cash provided by investing activities was RMB 18,269,079 and RMB 1,553,336 respectively. Net cash provided by investing activities decreased because the Company reduced the purchase of short term investments in the current period.

Cash Flow used by Financing Activities:

For the Six Months Ended June 30, 2022, our net cash provided by financing activities was RMB 4,164,177. For the Six Months Ended June 30, 2023, our net cash used in financing activities was RMB 123,487,247. Net cash used in financing activities increased as a result of an loan to Parent.